Exhibit 99.1

ENTRÉE GOLD ANNOUNCES THIRD QUARTER 2011 RESULTS

Vancouver, B.C., November 4, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE-Amex:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed its interim operational and financial results for the quarter ended September 30, 2011.  Interim Financial Statements and the accompanying Management’s Discussion and Analysis (“MD&A”) are available on the Company website at www.entreegold.com.

Highlights for the three month period ended September 30, 2011 include:

•
Announcement of further assay results from nine deep diamond drill holes on the Ann Mason deposit in Nevada, including 702 metres averaging 0.41% copper, in hole EG-AM-11-009 (see news release dated July 14, 2011).

•	Initiation of metallurgical testing for Ann Mason.

•	In Mongolia, Entrée-Oyu Tolgoi LLC joint venture property drilling continues:

o	one drill rig is testing the continuation of mineralization north of the currently defined reserves on Hugo North Extension; and

o	a second drill rig has been mobilized to focus on the Southwest Heruga target.

To date in 2011, four deep exploration holes have been completed to the north of the Hugo North Extension deposit but were unsuccessful in reaching the target. On the Heruga Deposit, two existing holes were deepened but did not intersect significant mineralization. An additional hole tested an IP target to the southwest of Heruga and intersected advanced argillic alteration with low copper values.

•
Nine engineering holes totalling 13,587 metres have been completed in 2011 to test the geotechnical character of Lift 1 at Hugo North Extension and to test the area of a planned shaft to the west of Hugo North Extension.

•	Excavator trenching was completed at the Zone III gold prospect at Entree’s 100% owned Shivee West property in Mongolia, in preparation for drilling in the fourth quarter.

•	Sale of asset backed securities, netting approximately US$2,700,000.

•
On September 20, 2011, the Company entered into a purchase and sale agreement with a private Mongolian company to sell the Togoot license for cash consideration of approximately US$1,600,000. The transaction is expected to close in the fourth quarter of 2011;

•	Continuation of exploration and infill drilling at Ann Mason with 20,114 metres drilled to September 30, 2011 (both diamond drilling and reverse circulation).

•	Net loss decreased to US$3,506,238 compared to a net loss of US$6,547,970 in the three months ended September 30, 2010.

The Hugo North Extension and Heruga deposits comprise part of the Oyu Tolgoi copper-gold mining complex in Mongolia.  Rio Tinto is manager of the project.  First ore production from Oyu Tolgoi is expected by late 2012 with commercial production commencing in 2013.

During the three months ended September 30, 2011, the Company incurred a net loss of US$3,506,238 ($0.03 per share) compared to a net loss of US$6,547,970 ($0.06 per share) in the three months ended September 30, 2010.  The decrease in net loss is primarily due to the combination of decreased mineral exploration activities in Mongolia as the Company continues to focus on its Yerington copper porphyry projects, the gain on sale of its asset backed commercial paper and a deferred income tax recovery.  As at September 30, 2011, the Company had working capital of US$10,321,520, including cash of US$10,477,360.

Greg Crowe, President and CEO, commenting on the third quarter noted, "Exploration work during this quarter has concentrated on the Ann Mason and Blue Hill projects in Nevada.  Drilling continues to reinforce our belief in the potential of this property.  The discovery of near-surface oxide mineralization between Blue Hill and Ann Mason has revealed an important new area to focus further exploration.”

SELECTED FINANCIAL INFORMATION

	As at September 30, 2011 (US$)	As at December 31, 2010 (US$)
Working capital (1)	10,321,520	21,268,201
Total assets	64,897,779	81,359,098
Total long term liabilities	13,727,938	16,158,190
(1)	Working Capital is defined as Current Assets less Current Liabilities

The Interim Financial Statements and MD&A are also available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects.  The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.  Entrée has either a 20% or 30% interest (depending on the depth of mineralization) on all minerals extracted from the joint venture property.

In North America, the Company is exploring for porphyry-related copper systems in Nevada and New Mexico.  The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource of 810.4 million tonnes grading 0.40% copper at a 0.30% copper cut-off (7 billion pounds of contained copper) and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Bruce Colwill Chief Financial Officer Entrée Gold Inc. Tel: 604-687-4777 Fax: 604-687-4770 Toll Free: 866-368-7330 E-mail: bcolwill@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the Company’s future exploration and development plans, the potential value of its assets, and the potential for extending known mineralized zones and the discovery of additional mineralized zones.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.